October 6, 2020
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Alan Campbell
Mr. Christopher Edwards

Re: SYBLEU INC.

Amendment No 1 to Registration Statement on Form S-1

Filed September 21, 2020

File No. 333-248059

Dear Mr. Campbell and Mr. Edwards

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated October 5,2020 (the “Comment Letter”) relating to the abovementioned Securities Act filing made by SYBLEU INC. (The "Company").

Comment 1:

The following wording has been added:

“The type of patent (composition of matter, use or process) to be sought has yet to be decided by the Company and shall be decided based on results of preclinical studies as well as consultation with a patent attorney. We believe there will be a use or process nonprovisional patent application filed and potentially a composition of matter patent application, depending on our preclinical studies which have yet to commence. We anticipate owning any patent which may be issued."

Comment 2.

The Risk Factor entitled “NO APPROVAL HAS BEEN GRANTED BY THE FDA FOR THE MARKETING AND SALE OF THE CELL TRANSPLANT IP” has been amended to be and red as follows:

“A Biologic License Application has not been submitted to the FDA. No approval has been granted by the FDA for the marketing and sale of the Cell Transplant IP. No product candidate utilizing the Cell Transplant IP has been identified nor have any preclinical studies been initiated. Both the identification of a product candidate as well as the completion of rigorous preclinical studies must be completed prior to the submission of a Biologic License Application to the FDA.

A product candidate must be identified and preclinical testing must be completed prior to submission of an Investigational New Drug application (IND) to the FDA and that further, if the IND is approved by the FDA, rigorous clinical testing must be successfully completed prior to submission of a Biologic License Application to the FDA.”

Comment 3.

The following language has been added to the section:

“The above statements regarding preactivation of a cellular graft and any descriptions within this document of the benefits of preactivating a cellular graft with the Cell Transplant IP before implantation are based solely on management’s belief. “

Comment 4.

The following language has been added to the section:

“All of the abovementioned studies were conducted by third parties unaffiliated with the Company or management of the Company. “

Comment 5.

See amended S-1.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & Chief Executive Officer

Joseph G Vaini

Chief Financial Officer